United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549 [redacted]
United States of America

08000986

21 February 2008

Ladies and Gentlemen:

SUPPL

Re: Fiberweb plc (formerly Fiberweb Limited)
<u>Rule 12g3-2(b) Exemption File No. 8235043</u>

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8319 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

For and on behalf of
FIBERWEB PLC

A Holland
<u>Company Secretary</u>

Fiberweb plc,
Registered in England & Wales,
Registered Office: 1 Victoria Villas, Richmond on Thames, London, TW9 2GW
No. 5683352

ANNEX A

FIBERWEB PLC
21 February 2008

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.comand on the Fiberweb plc website at www.fiberweb.com

1. Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

18 February 2008	Notification of Major Shareholding
8 February 2008	Notice of Results
6 February 2008	Notification of Major Shareholding
1 February 2008	Notification of Major Shareholding
31 January 2008	Board Appointment
30 January 2008	Notification of Mjaor Shareholding
29 January 2008	Notification of Major Shareholding
23 January 2008	Notification of Major Shareholding
23 January 2008	Notification of Major Shareholding
22 January 2008	Notification of Major Shareholding
22 January 2008	Notification of Major Shareholding
21 January 2008	Possible Offer by Avgol Industries 1953 Ltd ("Avgol")
18 January 2008	Notification of Major Shareholding
10 January 2008	Notification of Major Shareholding

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Fiberweb plc website at www.fiberweb.com

2. Documents filed with Companies House/U.S. Securities and Exchange Commission

Date	Document Type	Description
16/05/07	Group Accounts made up to 31/12/06	

Date	Document Type	Description
16/05/07	Resolutions	make info available 02/05/07 disapp pre-empt rights 02/05/07 ; auth allot of security 02/05/07 ; 12244038 ord shares.
21/9/07	Form 288c	Change of Address
3/12/07	Form 288b	Resignation of Company Secretary
2/12/07	Form 288a	Appointment of Company Secretary
30/1/08	Form 288c	Change of Address
31/1/08	Form 288b	Resignation of Director
1/2/08	Form 288a	Appointment of Director
4/2/08	Form 363	Annual Return

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

Regulatory Announcement

8235043

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:58 18-Feb-08
Number	1962O

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	14.02.08
6. Date on which issuer notified:	15.02.08
7. Threshold(s) that is/are crossed or reached:	Below 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB00B1FMH067	12,226,824	12,226,824	N/A	N/A	5,909,539	N/A	4.82%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
5,909,539	4.82%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 5,883,219 4.80%

Schroders (CI) Limited 26,320 0.02%

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Andrea Rowe
15. Contact telephone name:	020 7658 2521

END

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RECEIVED

2008 FEB 29 A 11:11

8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Notice of Results
Released	11:00 08-Feb-08
Number	6058N

RNS Number:6058N
Fiberweb Plc
08 February 2008

Fiberweb plc
Preliminary results for the 12-month period ending 31 December 2007

Fiberweb plc is announcing preliminary results for the 12 month period ending 31 December 2007 on Wednesday 27 February 2008.

Daniel Dayan, CEO, and Daniel Abrams, CFO, will be hosting a presentation for analysts on that day at 09:15 for 09:30 at Weber Shandwick Financial, Fox Court, 14 Gray's Inn Road, London, WC1.

If you or a colleague would like to attend the briefing please could you e-mail me at jwhite@webershandwick.com or call me on 020 7067 0587.

I look forward to hearing from you.

Kind regards

James

This information is provided by RNS
The company news service from the London Stock Exchange

END

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8233043

Regulatory Announcement

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RECEIVED

2008 FEB 29 A 11:11

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:55 06-Feb-08
Number	4006N

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIBERWEB PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Exemption Trading Book DTR 5.1.3 (4)	X
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co. Goldman Sachs International Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	01 FEBRUARY 2008
6. Date on which issuer notified:	05 FEBRUARY 2008
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights** viii	**Number of shares**	**Number of voting rights** ix		**% of voting rights**	
			Direct	**Direct** x	**Indirect** xi	**Direct**	**Indirect**
GB00B1FMH067	12,155,846	9.93%					

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

We hereby notify you that as at close of business on 1st February 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

Regulatory Announcement

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8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:23 01-Feb-08
Number	1318N

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	**JPMorgan Chase & Co**
4. Full name of shareholder(s) (if different from 3):	**JPMorgan Asset Management (UK) Limited**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**30 January 2008**
6. Date on which issuer notified:	**01 February 2008**
7. Threshold(s) that is/are crossed or reached:	**5%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB00B1FMH067	**Below 5%**	**Below 5%**	**6,428,472**		**6,428,472**		**5.25%**

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A				

Total (A+B)	
Number of voting rights	Percentage of voting rights
6,428,472	5.25%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co. : 6,428,472 (5.25%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

JPMorgan Asset Management (UK) Limited: 6,428,472 (5.25%)

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Please note the group has other holdings which are covered by exemptions.
14 Contact name:	Tracey Young
15. Contact telephone name:	020 7325 4513

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Board Appointment
Released	07:01 31-Jan-08
Number	9146M

8235043

RNS Number:9146M
Fiberweb Plc
31 January 2008

Fiberweb plc
31st January 2008

Fiberweb plc
"Fiberweb"

Board Appointment

Fiberweb plc, the international nonwoven fabrics group, is pleased to announce that Daniel Abrams has been appointed a Director and Chief Financial Officer of Fiberweb. He will replace Simon Bowles with effect from 1st February 2008.

Mr Abrams was most recently Chief Financial Officer of Cambridge Display Technology Inc until July 2006 and, prior to this role, was Finance Director of Xenova Group plc between 1997 and 2005. He has held senior finance roles with Diageo plc and PepsiCo Inc. and has a broad range of experience of mergers and acquisitions and strategic issues across a number of different industries. He holds an MA in law from Cambridge and qualified as a chartered accountant with Arthur Andersen & Co. He has also been a member of the Financial Reporting Review Panel since January 2007.

Fiberweb Chairman, Malcolm Coster, commented:
"It is a pleasure to welcome Daniel Abrams to Fiberweb at this crucial point in our development. His experience in top-flight multinationals as well as in smaller companies is very relevant to our needs. He also brings a broad range of operational finance and public company expertise. We are all looking forward to his contribution."

There are no other matters relating to the new director which would require disclosure under Listing Rules 9.6.13R.

ENDS

Contacts:

Fiberweb plc	
Daniel Dayan, Chief Executive	020 8439 8594
Daniel Abrams, Chief Financial Officer	
Weber Shandwick Financial	020 7067 0700
Ian Bailey	
James White	

Notes to Editors:

Fiberweb plc is one of the largest groups operating globally in the nonwovens industry. Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and

Regulatory Announcement

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8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	08:53 30-Jan-08
Number	8389M

TR-1: notification of major interests in shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIBERWEB PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co., Goldman Sachs International, Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25 JANUARY 2008
6. Date on which issuer notified:	29 JANUARY 2008
7. Threshold(s) that is/are crossed or reached:	10%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of	**Number of**	**Number of**	**Number of voting**	**% of voting rights**

	Shares	Voting Rights viii	shares	rights ix			
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B1FMH067	12,274,346	10.02%		9,416,336	2,739,510	7.69%	2.24%

B: Financial Instruments

Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,155,846	9.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,739,094 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 9,416,336 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 416 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	General email contact: shareholderdisclosures@gs.com

14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

END

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RECEIVED

2008 FEB 28 A 11:47

8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:51 29-Jan-08
Number	7527M

TR-1: notification of major interests in shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co., Goldman Sachs International, Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24 JANUARY 2008
6. Date on which issuer notified:	28 JANUARY 2008
7. Threshold(s) that is/are crossed or reached:	10%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights** viii	**Number of shares**	**Number of voting rights** ix		**% of voting rights**	
			Direct	**Direct** x	**Indirect** xi	**Direct**	**Indirect**
GB00B1FMH067	11,156,015	9.11%		9,268,836	3,005,510	7.57%	2.45%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,274,346	10.02%

The interest in 3,005,094 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 9,268,836 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 416 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox

15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

END

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8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:40 23-Jan-08
Number	4041M

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIBERWEB PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________________	
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co., Goldman Sachs International, Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 JANUARY 2008
6. Date on which issuer notified:	23 JANUARY 2008
7. Threshold(s) that is/are crossed or reached:	9%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights [ix]		% of voting rights	

		viii	Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B1FMH067	10,893,473	8.90%		8,145,898	3,010,117	6.65%	2.46%

B: Financial Instruments				
Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
11,156,015	9.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
The interest in 3,009,701 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited. The interest in 8,145,898 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP. The interest in 416 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:	

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

END

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RECEIVED 8235043

2008 FEB 29 A 11:17

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:31 23-Jan-08
Number	4030M

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	MF Global UK Limited
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22/01/08
6. Date on which issuer notified:	23/01/08
7. Threshold(s) that is/are crossed or reached:	3
8. Notified details:	Below 3%

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

Ord GBP 0.05	4,295,850	4,295,850	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,814,994	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	A Jarrett
15. Contact telephone number:	Tr1@mfglobal.com

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:50 22-Jan-08
Number	3221M

TR-1: notification of major interests in shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 January 2008
6. Date on which issuer notified:	22 January 2008
7. Threshold(s) that is/are crossed or reached:	Below 3%(L&G)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of	**Number of**	**Number of**	**Number of voting rights**	**% of voting rights**

	Shares	Voting Rights	shares				
			Direct	Direct	Indirect	Direct	Indirect
ORD GBP0.05	4,864,882	4,864,882	Below 3%				

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder	N/A

will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 122,440,375
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Regulatory Announcement RECEIVED 8235043

Go to market news section

2008 FEB 28 A

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:54 22-Jan-08
Number	2609M

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	MF Global UK Limited
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21/01/08
6. Date on which issuer notified:	22/01/08
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	3.51%

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05	Below 3%	Below 3%	4,295,850	4,295,850		4,295,850	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,295,850	3.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	A Jarrett
15. Contact telephone number:	Tr1@mfglobal.com

END

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8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Statement re Possible Offer
Released	18:28 21-Jan-08
Number	2435M

21 January 2008

Fiberweb plc ("Fiberweb")

Possible Offer by Avgol Industries 1953 Ltd. ("Avgol")

Fiberweb announces that it is in discussions with Avgol about an approach by Avgol regarding a possible offer for Fiberweb. The proposed offer price is 100 pence per Fiberweb share in cash plus the right to receive and retain a further dividend to be declared by the Board of Fiberweb (in its absolute discretion) for the year ended 31 December 2007 of 2.5 pence per Fiberweb share.

Avgol is an international non-wovens producer listed on the Tel Aviv Stock Exchange. Avgol's proposal is subject to a number of pre-conditions, including due diligence and financing, which must be satisfied before any offer can be made. The Directors of Fiberweb therefore wish to highlight that discussions are at a preliminary stage.

On the basis of this proposal, the Board of Fiberweb has agreed to grant Avgol access to company information to allow it to conduct due diligence. In addition, Fiberweb has entered into a Non-solicitation and Inducement Fee Agreement with Avgol in connection with the possible offer for Fiberweb. Further details of the agreement are set out below.

Based on the information available to it, the Board of Fiberweb, which has been advised by JPMorgan Cazenove, has confirmed that it would be prepared to recommend an offer by Avgol at this level if such an offer were to be made. The price of 100 pence per share represents a premium of 163 per cent. to the average Fiberweb closing share price over the month to 21 January 2008 of 38.0 pence.

As required by the Takeover Code (the "Code"), Fiberweb confirms that this announcement is being made with the agreement and approval of Avgol. However, for the avoidance of doubt, this announcement does not amount to an announcement of a firm intention to make an offer and, accordingly, there can be no certainty that the discussions with Avgol will lead to an offer being made for Fiberweb.

A further announcement will be made in due course.

In accordance with Rule 2.10 of the Code, Fiberweb confirms that it has 122,440,375 ordinary shares of 5 pence each in issue and is admitted to trading on the main market of the London Stock Exchange under ISIN GB00B1FMH067.

For further information:

Fiberweb plc 020 8439 8594
Daniel Dayan, Chief Executive

JPMorgan Cazenove (Financial Adviser and Corporate Broker)
Robert Constant 020 7588 2828
Richard Perelman

Hoare Govett (Corporate Broker) 020 7678 8000
Neil Collingridge
John Fishley

Weber Shandwick Financial 020 7067 0700
Ian Bailey
Nick Dibden
James White

Details of Non-solicitation and Inducement Fee Agreement

The agreement restricts Fiberweb from soliciting third party offers for Fiberweb during the period of Avgol's due diligence and during the course of Avgol's offer, if made, subject to the duties of the Directors of Fiberweb.

The agreement also provides for Fiberweb to pay Avgol an inducement fee of 1 per cent. of the value of Avgol's offer (assuming an offer price of 100 pence per Fiberweb share if Avgol does not announce a firm intention to make an offer under Rule 2.5 of the Code (a "Firm Announcement")).

The inducement fee is payable in the following circumstances:

(i) Avgol demonstrates to Fiberweb that it is ready to release a Firm Announcement at or above the proposed offer price and the Board of Fiberweb does not agree to unanimously recommend such offer;

(ii) prior to the expiration of the non-solicitation period:

(a) a Firm Announcement is released in respect of a higher competing offer;

(b) Fiberweb breaches its non-solicitation obligations under the agreement and a Firm Announcement is released in respect of a competing offer; or

(c) Fiberweb provides information to a competing offeror in accordance with the non-solicitation provisions and a Firm Announcement is released in respect of a higher competing offer,

and in any such case the higher competing offer or competing offer completes within 12 months of the date of this announcement;

(iii) Avgol releases a Firm Announcement at or above the proposed offer price, the Board of Fiberweb does not give, withdraws, qualifies or adversely modifies its recommendation and that offer does not succeed; or

(iv) at any time during the non-solicitation period and prior to any Firm Announcement by Avgol, Fiberweb unilaterally withdraws from discussions with Avgol in respect of its possible offer for Fiberweb.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Fiberweb, all "dealings" in

any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Fiberweb, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Fiberweb by Fiberweb or by Avgol, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Fiberweb and no one else in connection with this announcement and will not be responsible to anyone other than Fiberweb for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement, or for any other transaction, arrangement or matters referred to in this announcement.

Hoare Govett Limited ("Hoare Govett"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Fiberweb and no one else in connection with this announcement and will not be responsible to anyone other than Fiberweb for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement, or for any other transaction, arrangement or matters referred to in this announcement.

END

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Regulatory Announcement

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RECEIVED

2008 FEB 28 A 11:1

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:15 18-Jan-08
Number	0653M

TR-1: notification of major interests in shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16/01/08
6. Date on which issuer notified:	17/01/08
7. Threshold(s) that is/are crossed or reached:	From 4% - 3%(L&G)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05	5,727,311	5,727,311	4,864,882	4,864,882		3.97	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,864,882	3.97

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (4,864,882 – 3.97% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (4,864,882-3.97% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (4,864,882-3.97% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 122,440,375
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

8235043.

Regulatory Announcement

Go to market news section

RECEIVED

2008 FEB 28 A 11:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:27 10-Jan-08
Number	4825L

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	07 January 2008
6. Date on which issuer notified:	09 January 2008
7. Threshold(s) that is/are crossed or reached:	From 5% - 4% (L&G)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of	Number of	Number	Number of voting	% of voting rights

	Shares	Voting Rights	of shares	rights			
			Direct	Direct	Indirect	Direct	Indirect
ORD GBP0.05	6,394,548	6,394,548	6,059,390	6,059,390		4.94	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,059,390	4.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (6,349,151 – 5.18% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (6,349,151 –5.18% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (6,349,151 –5.18% = Total Position)

Legal & General Group Plc (Direct) (L&G) (6,059,390 – 4.94 % = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (5,534,446 – 4.52 % = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (5,534,446 – 4.52 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to	N/A

hold:	
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 122,440,375
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

END